July 15, 2019

Jung-Son Chon
Chief Financial Officer
POSCO
POSCO Center, 440 Teheran-ro, Gangnam-gu
Seoul, Korea 06194

       Re: POSCO
           Form 20-F for the year ended December 31, 2018
           Filed on April 30, 2019
           File No. 001-13368

Dear Mr. Chon:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended Decemebr 31, 2018

2. Statement of Compliance
Changes in Accounting Policies, page F-35

1. We note your disclosure that, as a result of the adoption of IFRS 15, certain costs you previously capitalized were now determined to be costs that would be expensed as incurred due to such costs having been incurred regardless of whether a contract was obtained. Please further tell us and disclose, if material, whether you still capitalize any costs to obtain or fulfill a contract consistent with IFRS 15. To the extent you do, please tell us you consideration of the disclosure requirements in IFRS 15. 127 through 128.
3. Summary of Signifcant Accounting Policies
Revenue from Contracts with Customers, page F-56

2. Given the long term nature of your contracts in your construction segment, please further clarify the following:
 Jung-Son Chon
POSCO
July 15, 2019
Page 2


             Whether your contracts contain a significant financing component. If the significant financing component is material, please revise to disclose this information pursuant to
             IFRS 15.65. If you relied upon the practical expedient based pursuant to IFRS 15.63, disclose this pursuant to IFRS 15.129 and confirm to us the timing between progress payments and transfer of control and payment was not expected to exceed one year;
             and
             How you considered the disclosure requirements related to your remaining performance obligations for the periods presented. Refer to IFRS
15.120 through 122.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891, or in his absence, Melissa Rocha at
202-551-3854 with any questions.



                                                               Sincerely,
FirstName LastNameJung-Son Chon
                                                               Division of
Corporation Finance
Comapany NamePOSCO
                                                               Office of
Manufacturing and
July 15, 2019 Page 2                                           Construction
FirstName LastName